Filed pursuant to Rule 433.  Registration Statement Nos. 333-184147 and 333-184147-01

THIS FREE WRITING PROSPECTUS AMENDS AND RESTATES IN ITS ENTIRETY THE FREE WRITING PROSPECTUS FILED BY US ON APRIL 22, 2014, WITH THE HEADING "RBS US LARGE CAP ALTERNATOR ETN™ (ALTL)".

RBS Exchange Traded Notes

BUILDING TOMORROW™

RBS US Large Cap Alternator ETN™ (ALTL)



RBS ETN Details

Ticker	**ALTL**
Intraday Indicative Value Ticker	**ALTL.IV**
CUSIP	**78009P168**
ISIN	**US78009P1681**
Primary Exchange	**NYSE Arca**
Annual Investor Fee (accrued on a daily basis)	**1.00% per annum**
Inception Date	**8/30/2012**
Maturity	**9/5/2042**
Issuer	The Royal Bank of Scotland plc ("**RBS plc**")
Guarantor	The Royal Bank of Scotland Group plc ("**RBSG**")
Underlying Indices	S&P 500® Total Return Index (SPTR), S&P 500® Equal Weight Total Return Index (SPXEWTR), S&P 500® Low Volatility Total Return Index (SP5LVIT)
Repurchase at your option	You may offer your RBS ETNs to RBS plc for repurchase on any business day on or prior to 8/27/2042, provided that you offer a minimum of 20,000 RBS ETNs for any single repurchase and follow the procedures described in the pricing supplement.
Early redemption at our option	We may redeem all of the RBS ETNs at our discretion at any time on or prior to 9/3/2042. **Pursuant to our announced plan to exit the structured retail investor products business, the likelihood that we will redeem the RBS ETNs prior to maturity has increased.** See "Recent Developments" on page 4 for more information.
Daily Redemption Value	Upon early repurchase or redemption or at maturity, you will receive a cash payment equal to the daily redemption value per RBS ETN. The daily redemption value on the relevant valuation date will be published on www.rbs.com/etnus/altl*.
Ranking	The RBS ETNs are unsecured and senior debt obligations of the Issuer, guaranteed by the Guarantor. and any payment on the RBS ETNs is subject to the ability of RBS plc, as the issuer, and RBS Group, as the guarantor, to pay their respective obligations when they become due.

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

To find out more

Call toll free **855-RBS-ETPS** or visit **www.rbs.com/etnUS**

Not FDIC Insured. May Lose Value.

RBS®

ETN Overview:

The RBS US Large Cap Alternator Exchange Traded Notes™ (the "RBS ETNs") track the RBS US Large Cap Alternator Index™ (USD) (the "Index") which is designed to provide exposure to the US large cap equity market by alternating between three popular indices, the **S&P 500® Total Return Index (MC)**, the **S&P 500® Low Volatility Total Return Index (LV)** and the **S&P 500® Equal Weight Total Return Index (EW)** (each, an "Underlying Index"). Each month, the Index will track the return of the Underlying Index with the highest relative strength score, which is based on average historical returns.

RBS US Large Cap Alternator Index™ Features

Strategy: Each month, the Index will track the return of the Underlying Index with the highest relative strength score at the end of the prior month.

Relative strength score: Simple average of the 1-month, 3-month, 6-month, 9-month and 12-month trailing returns of each of the Underlying Indices.

Rebalanced monthly: Relative strength score is calculated with respect to the last business day of each month. The Index is rebalanced at the close of the first business day of the next month.

Hypothetical Market Cycle



MC: S&P 500® Total Return Index
LV: S&P 500® Low Volatility Total Return Index
EW: S&P 500® Equal Weight Total Return Index
MC
LV
EW
MC
EW
LV
Recovery
Expansion
Contraction
Recession
Recovery
Expansion
Contraction
Recession



RBS US Large Cap Alternator Index™
MC
EW
LV

The graph above illustrates a hypothetical market cycle and which Underlying Index the relative strength score-based Index methodology may select in a given stage of the hypothetical market cycle. The illustrations above do not reflect an actual market cycle and they are not an indication of how a market cycle may develop, how long a stage of the market cycle could last in the future, which Underlying Index will be tracked during any part of a market cycle or whether any Underlying Index will be tracked at all or in any particular order.

S&P 500® Total Return Index

- Tracks the 500 largest U.S. stocks weighted by market capitalization.
- Expected to outperform the other Underlying Indices during the last stage of a bull market.
- May underperform low volatility indices in falling and choppy markets.

S&P 500® Low Volatility Total Return Index

- Consists of the 100 stocks from the S&P 500® Index with the lowest historical volatility over the past 12 months. The least volatile stocks have the largest weighting in the index.
- Expected to outperform the other Underlying Indices in choppy markets and tracks the historically least volatile stocks of the S&P 500® Index.
- May underperform the other Underlying Indices in a rising market.

S&P 500® Equal Weight Total Return Index

- All 500 stocks rebalance to the same weight in the index on a quarterly basis.
- Expected to outperform the other Underlying Indices at the beginning and middle of bull markets because the equal weighting creates a higher exposure to the smaller companies within the index.
- May underperform the other Underlying Indices in falling markets.

Illustration of a Hypothetical $100,000 Investment 8/30/2012 – 3/31/2014



$150,000
$140,000
$130,000
$120,000
$110,000
$100,000
$90,000
RBS US Large Cap Alternator™ Index (ALTL)
S&P 500® Total Return Index (SPTR)
S&P 500® Low Volatility Total Return Index (SP5LVIT)
S&P 500® Equal Weight Total Return Index (SPXEWTR)
$148,542
$138,442
$135,411
$128,894
8/12
9/12
12/12
3/13
6/13
9/13
12/13
3/14

Historical Performance (%) – as of 3/31/2014

	1-MONTH (%)	3-MONTH (%)	1-YEAR (%)	ANNUALIZED SINCE RBS ETN INCEPTION (8/30/12) (%)
RBS US Large Cap Alternator ETN™[1]	-0.53	1.89	15.79	20.41
RBS US Large Cap Alternator Index™	0.67	2.96	17.02	22.32
S&P 500® Total Return Index	0.84	1.81	21.86	22.80
S&P 500® Low Volatility Total Return Index	2.11	3.28	12.79	17.38
S&P 500® Equal Weight Total Return Index	0.67	2.96	24.59	28.39

Source: Bloomberg

(1)Reflects the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to 1.00% per annum.

Index Statistics – as of 3/31/2014

	S&P 500® TOTAL RETURN INDEX	S&P 500® LOW VOLATILITY TOTAL RETURN INDEX	S&P 500® EQUAL WEIGHT TOTAL RETURN INDEX
Top 10 Holdings (%)	3.29	9.90	1.99
Median Market Capitalization	17.11	24.18	17.11
Average Weighted Market Capitalization	119,367 mil.	55,146 mil.	35,495 mil.
Average Reinvested Dividend Yield[1] (%)	1.67	2.49	1.67
Average Price to Earnings[2]	26.53	17.97	26.53
Beta[3]	1.00	0.606	1.096

(1)Each Underlying Index is a total return index, which reflects changes in both movements in stock prices of its underlying stocks and reinvestment of the dividend income from its underlying stocks. ***You will not receive any periodic interest payment on the RBS ETNs.*** *Dividend yield means the sum of the gross dividends paid on the stocks comprising the relevent underlying Index over the prior 12 months ending 3/31/2014 divided by the closing level of the price return version of relevent underlying the Index as of 3/31/2014.*

(2)A valuation of a company's current share price compared to its earnings per share. Earnings per share is measured on a twelve month trailing basis.

(3)A number describing the volatility of an index in relation to the volatility of the price return version of the S&P 500® Index that is calculated using trailing 12 month weekly returns.
Source: Bloomberg

Sector Weightings Comparison[4] – as of 3/31/2014

S&P 500® TOTAL RETURN INDEX	(%)	S&P 500® LOW VOLATILITY TOTAL RETURN INDEX	(%)	S&P 500® EQUAL WEIGHT TOTAL RETURN INDEX	(%)
Info Tech	18.63	Utilities	24.46	Financials	16.48
Financials	16.44	Cons. Staples	17.20	Cons. Disc.	16.47
Health Care	13.37	Financials	15.31	Info Tech	13.10
Cons. Disc.	12.05	Industrials	13.33	Industrials	12.85
Industrials	10.65	Health Care	11.76	Health Care	10.64
Energy	10.15	Materials	4.98	Energy	8.98
Cons. Staples	9.66	Info Tech	4.72	Cons. Staples	8.17
Materials	3.52	Cons. Disc.	3.96	Materials	6.24
Utilities	3.07	Energy	3.27	Utilities	6.03
Telecom Services	2.45	Telecom Services	1.03	Telecom Services	1.05
Total	100.00	Total	100.00	Total	100.00

(4)Based on standard industry classifications.
Source: S&P Dow Jones Indices

CALCULATED BY S&P DOW JONES INDICES Custom

ALTL LISTED NYSE ARCA.

THIS FREE WRITING PROSPECTUS AMENDS AND RESTATES IN ITS ENTIRETY THE FREE WRITING PROSPECTUS FILED BY US ON APRIL 22, 2014, WITH THE HEADING "RBS US LARGE CAP ALTERNATOR ETN™ (ALTL)".

SELECTED RISK CONSIDERATIONS

Investing in the RBS ETNs involves a number of risks. Some of the risks relating to the RBS ETNs are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable pricing supplement.

You may lose all or a significant portion of your investment: The RBS ETNs are not principal protected. If the level of the Index decreases, or does not increase by an amount sufficient to offset the investor fee, you will receive less, and possibly significantly less, at maturity or upon early repurchase or redemption than your original investment in the RBS ETNs. **The RBS ETNs involve risks not associated with an investment in conventional debt securities.**

Credit risk of RBS plc and RBS Group: The RBS ETNs are unsecured and unsubordinated obligations of RBS plc, as issuer, and are guaranteed by RBS Group. You are dependent on RBS plc's ability to pay all amounts due on the RBS ETNs, and therefore you are subject to the credit risk of RBS plc and to changes in the market's view of RBS plc's creditworthiness. In addition, because the RBS ETNs are guaranteed by RBS Group, you are also dependent on the credit risk of RBS Group in the event that RBS plc fails to make any payment or delivery required by the terms of the RBS ETNs.

Issuer redemption: RBS plc has the right to redeem or "call" the RBS ETNs, in whole but not in part, at its sole discretion at any time from the initial settlement date to and including 9/3/2042. In addition, the implementation of the RBS Retail Investor Products Exit Plan increases the likelihood of our calling the RBS ETNs prior to maturity.

Strategy Risk: The Index uses a systematic relative strength strategy to select which of the three Underlying Indices it will track for a given calendar month. Because the relative strength score takes into account the performance of each Underlying Index over certain past periods, it may not capture the short-term trends of any Underlying Index or successfully select the best-performing Underlying Index in the following month. There is no assurance that the strategy will be successful or that the Index will outperform any Underlying Index. The relative strength score is not predictive of superior relative performance in the following month.

Market Risk: The return on the ETNs will depend on the performance of the Index (which in turn will depend on the performance of the Underlying Indices) and other market conditions. In particular, the ETNs are subject to the risk that large-capitalization U.S equities may underperform other segments of the equity market or the equity market in general.

A trading market for the RBS ETNs may not develop: Although the RBS ETNs are listed on NYSE Arca, Inc., there is no guarantee that the listing will be maintained or that a secondary market will develop. RBS plc is not required to maintain any listing of the RBS ETNs.

No Interest Payments: You will not receive any interest payments on the RBS ETNs.

Restrictions on your ability to offer RBS ETNs for repurchase by us: You must offer at least 20,000 RBS ETNs to us for any single repurchase and satisfy the other requirements described in the applicable pricing supplement for your repurchase offer to be considered.

Actual trading price or market price may vary significantly from indicative value and daily redemption value: The indicative value is meant to approximate the intrinsic economic value of the RBS ETNs from time to time. Any payment on the RBS ETNs at maturity or upon early repurchase or redemption is based on the daily redemption value, which is determined by the calculation agent. If you purchase or sell RBS ETNs in the secondary market, you will pay or receive the market price of an ETN. Factors that may influence the market price of the RBS ETNs include: the level of the Index; the index components in the Underlying Index; supply and demand for the RBS ETNs; economic, financial, political, regulatory or judicial events that affect the level of the Index; and the actual or perceived creditworthiness of RBS plc and RBS Group.

The Index has very limited actual history and may perform in unexpected ways: The Index was created by RBS plc, as Index Sponsor, and established on August 28, 2012. As such, it has very limited actual history. The historical performance of the Index should not be taken as indication of future performance.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the RBS ETNs are uncertain. You should consult your own tax adviser about your own situation.

The RBS ETNs are complex and not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: RBS plc and RBS Group have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

RECENT DEVELOPMENTS: On June 13, 2013, we announced that we would be exiting the structured retail investor products business that is responsible for issuing and maintaining the RBS ETNs, and that we expect to move such business into a runoff organization which will go through a process of restructuring and / or business sales (the "RBS Retail Investor Products Exit Plan"). The implementation of the RBS Retail Investor Products Exit Plan increases the likelihood that the RBS ETNs will be redeemed by us prior to maturity. We plan to continue to maintain and issue the RBS ETNs, but our plans could change. We cannot give you any assurances as to any minimum period of time that you may hold the RBS ETNs before we redeem them at our option.

RBS US Large Cap Alternator Index™ (USD), is the property of The Royal Bank of Scotland plc, which has contracted with S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC) ("S&P Dow Jones Indices") to maintain and calculate the Index. The S&P 500® Index, S&P 500 Low Volatility Index® and S&P 500® Equal Weight Index™ (including the total return versions) are the exclusive property of S&P Dow Jones Indices and have been licensed for use by S&P Dow Jones Indices in connection with the Index. S&P Dow Jones Indices, its affiliates and their third party licensors shall have no liability for any errors or omissions in calculating the Index. S&P® is a registered trademark of Standard & Poor's Financial Services LLC ("SPFS") and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). These trademarks have been licensed to S&P Dow Jones Indices. S&P®, S&P 500®, S&P 500 Low Volatility Index®, S&P 500® Equal Weight Index™, S&P 500 Equal Weight Index™ and S&P 500® EWI™ are trademarks of SPFS and together with "Calculated by S&P Dow Jones Indices" and its related stylized mark(s) have been licensed for use by RBSSI and its affiliates. The RBS US Large Cap Alternator ™ ETNs, are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors, and neither S&P Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors make any representation regarding the advisability of investing in such RBS ETNs.

Copyright © RBS Securities Inc. All rights reserved.

RBS Securities Inc. is a U.S. registered broker-dealer, member of FINRA and SIPC, and an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc.

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | **Not FDIC Insured. May Lose Value.** Dated May 1, 2014